Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
MarkWest Energy Partners, L.P.
Commission File No.: 001-31239

An audio replay of the conference call reflected in the following transcript was made available by MPLX LP on its website on October 29, 2015.
This communication contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”) and Marathon Petroleum Corporation (“MPC”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPLX and MPC. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” "objective," “expect,” “forecast,” "guidance," “imply,” "plan," “project,” "potential," “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. In addition to other factors described herein that could cause MPLX’s results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect MPLX’s ability to meet its distribution growth guidance, particularly with respect to the later years of such guidance. Factors that could cause MPLX's actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed merger of MPLX and MarkWest Energy Partners, L.P. (“MWE”) on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; risk that the synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of MPLX's and MWE's respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions, and the ability to successfully execute their business plans and implement their growth strategies; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to MPLX or MWE’s industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC. These risks, as well as other risks associated with MPLX, MWE and the proposed transaction are also more fully discussed in the preliminary joint proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX on August 18, 2015, as amended. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX's Form 10-K are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.

Additional Information
This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4, as amended, has been filed with the SEC and includes a preliminary proxy statement of MWE. MPLX and MWE may file additional amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary.

Participants in Solicitation
MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April 23, 2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger are included in the registration statement and proxy statement/prospectus and other relevant materials filed with the SEC. These documents may be obtained free of charge from MPLX or MWE using the contact information above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Operator: Welcome to the MPLX LP’s 3Q 2015 Earnings Conference Call. My name is Kory and I’ll be your operator for today’s call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.

I will now turn the call over to Geri Ewing, Director of Investor Relations. Geri, you may begin

((Geri Ewing, Director-Investor Relations))

Thank you, Kory. Good afternoon and welcome to the MPLX third quarter 2015 earnings webcast and conference call. The synchronized slides that accompany this call can be found at mplx.com under the Investors tab. On the call today are Gary Heminger, CEO and Chairman of MPLX; Pam Beall, President of MPLX; and Tim Griffith, its Chief Financial Officer.

Also joining us are other members of MPLX Executive Team. We invite you to read the Safe Harbor statements on slide two and three. It is a reminder that we will be making forward-looking statements during the call and in the question-and-answer session following that. Actual results may differ materially from what is expected today. Factors that could cause actual results to differ are included there, as well as in our filings with the SEC. Additional disclosures appear on slide four, as they’re related to the announced business combination between MPLX and MarkWest. Investors and security holders are encouraged to carefully read the registration statement and joint proxy statement of MPLX and MarkWest when it’s filed with the SEC and mailed to MarkWest’s unitholders, because it will contain important information about the proposed mergers.

Now, I’ll turn the call over to Gary Heminger for opening remarks. Gary?

((Gary R. Heminger, Chairman & Chief Executive Officer))

Thank you, Geri and good afternoon. If you please turn to slide five, we were pleased to report adjusted EBITDA of $64.6 million in the partnership for the third quarter of 2015, generating distributable cash flow of $52.5 million. MPLX’s strong performance during the quarter continues to support the growth in distributable cash flows of the partnership. Based on this quarter’s performance, our Board of Directors declared a distribution of $0.47 per common unit, which represents a 6.8% increase from the second quarter of 2015 and a 31.5% increase over the same quarter in 2014.

MPLX has provided distribution increases in 11 consecutive quarters since the IPO. This represents a compound annual growth rate of 23.6% over the minimum quarterly distribution established at the partnership’s formation in October of 2012.

Before I hand the discussion over to Pam, I wanted to provide an update on the pending combination with MarkWest. We look forward to finalizing our combination later this year. The SEC has granted our request to go effective on our joint registration statement and proxy statement and we expect that the MarkWest special meeting will be in early December.

We believe the combined partnership’s substantial organic growth profile, the large and growing dropdown inventory at our sponsor, the financial flexibility provided by our investment-grade profile, and a strong sponsor creates a tremendous platform to grow distributable cash flow and long-term value that will benefit all unitholders.

MarkWest has $1.5 billion of annual average capital investment profile over the next five years to support producers growing volumes principally in the Utica and Marcellus. Although producers may be reducing our slowing capital investments in other shale plays, we expect Utica and Marcellus to continue to attract investment dollars given the relatively stronger returns in that region even in the low commodity price environment we are now experiencing.

In addition to these robust organic growth opportunities, MarkWest has identified $6 billion to $9 billion of potential incremental capital investment opportunities, which can be incubated at the MPC level to support the growth of the combined partnership. Included in the incremental capital opportunities, our additional pipeline project for NGLs and the potential construction of an alkylation unit. Such a unit would create incremental in basin demand for butane helping to solve the developing short octane situation in North America. In addition, the partnership is supported by MPC’s large and growing $1.6 billion inventory of MLP qualifying EBITDA, which is expected to be dropped into MPLX in the future.

I also want to take this opportunity to congratulate MarkWest for its first place ranking in Energy Point Research 2015 Oil & Gas Midstream Services Customer Satisfaction Survey. MarkWest continues to distinguish themselves in the marketplace through a high level of performance and continued attention to customer needs. This focus on attention to the customer’s satisfaction will remain a key aspect of the combined partnerships culture and mission.

We continue to execute our strategy of accelerating the growth of the partnership and providing our unitholders an attractive distribution growth profile for an extended period of time. In July, when we announced the combination with MarkWest, the partnership provided distribution growth guidance through 2019. We remain committed to the growth profile, provided in that guidance.

Given the significant change in the master limited partnership valuations and the result higher yield environment the sector has experienced recently, we now expect dropdown transactions or some other form of sponsor support as early as 2016. Consistent with our previous guidance of a 25% compound annual distribution growth rate for the combined entity through 2017, we expect distribution growth of 25% in 2016. I want to underscore the competitive advantage our combined partnership will have with MPC as our strategic sponsor. Having a strong sponsor that is committed to our success is one of the compelling features of an investment in MPLX. MPC can support the growth of the partnership in many ways that differentiates MPLX, especially during challenging capital market conditions like those we face today.

Now, let me turn the call over to Pam to talk about some of the organic projects within MPLX and the continued growth of the backlog of MLP qualifying income within MPC. Pam?

((Pamela K. M. Beall, President & Director))

Yeah. Thank you, Gary. If you’ll turn to slide six, I’m going to focus initially on the lower right callout box. We’re pleased with respect to the organic projects with the progress on the Cornerstone Pipeline in particular, which originates at the MarkWest Cadiz Ohio Condensate stabilization facility, which you’ll see in that color callout box. This pipeline will initially move Condensate north to the East Sparta Ohio where condensate can be delivered into MPC’s Canton Ohio refinery or it could be moved East to Wellsville where it can be loaded on barge for river movement. We expect Cornerstone to be complete by the end of 2016.

Cornerstone as you may recall was upsized to be the first leg of an industry solution to move condensate and natural gasoline and potentially ultimately butane out of the Utica and Marcellus to refining centers in Northwest Ohio and to connect with pipeline taking diluent to Canada. And from the map you can see from East Sparta, we could move south to Heath and then north back to Findlay reaching pipeline that connect to the refining centers in Northwest Ohio. But we’re continuing to develop these proposed Cornerstone Build-Out Projects, which include expanding some of these existing MPC and MPLX pipeline shown here on the graph and map. And building some new connections and additional storage capacity at certain locations to handle multiple products.

We plan to provide more detail on the build-out at our Investor Meeting in December. We’re progressing well on our new 1.4 million barrel butane storage cavern at Robinson, Illinois. And we are in completion of the Patoka, Illinois tank farm expansion. And that tank farm expansion increases our storage capacity for MPC by 1.24 million barrels.

The additional revenue from these tanks is structured as a fee for capacity contract. And the new tanks will support the startup of Southern Access Extension Pipeline, which is expected to commence operations by the end of the year that Tim will review shortly. We expect to finish the year under our original capital plan of $260 million due to lower than projected cost and timing of spend.

In addition to the organic investment at MPLX, our sponsor continues to take steps that will grow with the backlog of MLP-qualifying EBITDA and extend the life of its drop down inventory. An example is the recently executed ocean vessel joint venture between MPC and Crowley Marine. MPC acquired a non-operating interest in the joint venture, which will purchase new build Jones Act tankers, most of which will be leased to MPC to deliver transportation fuels from its Galveston Bay and Garyville refineries to Florida and other U.S. Coastal markets.

Today, MPC charters all of its ocean movement of transportation fuel. So this joint venture will allow MPC and ultimately MPLX to own a portion of the vessels used to move MPC’s product rather than using third party assets. This is an opportunity that we see in other areas to move third party services to MPLX over time.

So with that, let me turn the call over to Tim to provide an update on our financial results for the quarter.

((Timothy T. Griffith, Chief Financial Officer, Director & Vice President))

Thanks, Pam. The bridge on slide seven shows the change in net income during the third quarter of 2015 on a 100% basis compared to the third quarter of 2014 as well as the adjustment for the small interest retained by MPC. Net income decreased period-over-period primarily due to a $4.3 million of acquisition cost incurred during the quarter for the pending MarkWest combination, which are included in the $5.8 million of general and administrative expenses as well as higher interest cost attributable to the new debt issued to fund the Pipe Line Holdings acquisition in December of last year.

Partially offsetting these impacts are higher transportation revenue attributable to tariff rate increases and increase in throughput volumes in the quarter. The $4.3 million of acquisition cost have been added back to adjusted EBITDA and the distributable cash flow for the quarter given the unique nature of these expenses.

Although, not shown on this slide, net income attributable to MPLX increased $12.4 million from the third quarter of 2014, which was primarily due to an increase in MPLX’s ownership interest in Pipe Line Holdings and higher transportation revenues partially offset by the higher expenses just mentioned.

Just to note on the $300,000 of MPC’s retained interest in the slide. This amount represents MPC’s remaining 0.5% interest, ownership interest in MPLX Pipe Line Holdings. The MPLX Board approved acquiring the remaining interest in Pipe Line Holdings yesterday, which will happen concurrently with the completion of the MarkWest combination.

Turning to slide eight. Distributable cash flow for the third quarter was $52.5 million compared to $61 million, our distributable cash flow for the second quarter of 2015 and $32.9 million for the same quarter last year. $8.5 million decrease in distributable cash flow compared to second quarter of 2015, was primarily due to lower income at the partnership, largely driven by higher outside service expense in the third quarter due to improved weather conditions, which enabled more project related work and higher maintenance activity in the quarter.

The $19.6 million increase compared to third quarter last year was primarily due to the MPLX’s greater ownership in pipeline holdings. Total distributions for the third quarter were $46.5 million. This represents a coverage ratio of 1.13 times, which is consistent with our target coverage of 1.1 times. As a result of the consistent increases in distributions, we’ve also moved out of subordination for the units held by the MPC.

Slide nine provides a historical look at adjusted EBITDA and distributable cash flow by quarter for MPLX since the formation of the partnership. And continue to demonstrate our focused growth in earnings and distributable cash flow over time.

The strategic combination with MarkWest provides a tremendous platform to step function the size of the partnership and continue this growth in cash flows over an extended period of time.

Slide 10 provides some selected balance sheet information. At the end of third quarter, we had just over $90 million of cash and the full $1 billion available on our bank revolving credit facility. Earlier this week, we completed a prospective amendment to our revolving credit facility, increasing the available capacity to $2 billion to accommodate the needs of the combined partnership after close.

This liquidity along with our ability to access the public equity and debt markets and pursue funding opportunities with our sponsor allows us to invest in growth opportunities to expand the growing base of distributable cash flow including organic growth opportunities identified as part of the combination with MarkWest. Consolidated total debt to consolidated EBITDA of 3.1 times is well below the covenant maximum of five times. Upon closing the combination with MarkWest, we expect MPLX will assume all of MarkWest debt including the repayment of amounts outstanding on their revolver with funds from our amended revolving credit facility. The target leverage ratio for the combined partnership will continue to be about four times debt to run rate EBITDA consistent with our intent to maintain an investment grade credit profile for the long-term.

As Pam mentioned, we expect our 2015 capital spending to decrease to approximately $210 million from the $260 million in our original 2015 budget. Included in the revised spending is a $178 million for expansion capital and $32 million for maintenance capital. This budget reduction does not change the projects we are pursuing nor the dates the projects are expected to be completed, but rather is due to lower than projected cost from the projects and the actual time of spending.

Slide 11 demonstrates our commitment to grow and distribute cash flow to our unitholders. The bars illustrate our distribution history since the IPO and highlight the strong and consistent growth in LP distributions. MPLX’s third quarter 2015 distribution of $0.47 per unit represents a 31.5% increase over the third quarter of 2014 and a 23.6% compound annual growth rate over the minimum quarterly distribution established at the partnership’s formation. As Gary mentioned earlier, we expect the 25% increase in LP distributions for the combined partnership in calendar 2016, consistent with our prior and now reaffirmed guidance. This significant growth will provide attractive returns for both current and prospective MPLX unitholders and we believe the long-term holders of these units will benefit substantially.

Before I turn it back over to Geri, I wanted to highlight our plans for Analyst Day. Due to the timing of the MarkWest special meeting for the proposed combination, we are moving our Analyst Day meeting back one day to December 3. At that time, we’ll provide an update on the MarkWest combination, our capital allocation plans and other important developments for the partnership. We look forward to sharing additional details about our near-term strategies and hope you can join us.

With that, let me turn the call back over to Geri. Geri?

((Geri Ewing, Director-Investor Relations))

Thanks, Tim, with that we are now prepared to open the call for questions. I’ll turn it back over to Kory.

Q&A

Operator: Thank you. We’ll now begin the question-and-answer session [Operator Instructions] And our first question it’s from Brian Zarahn from Barclays. Brain, your line is open.

(Q - Brian J. Zarahn): Good afternoon.

(A - Gary R. Heminger): Hi, Brain.

(A - Geri Ewing ): Hi, Brain.

(Q - Brian J. Zarahn): Can you elaborate a little bit on the sponsorship for next year, obviously you have a lot options and a lot of tools. But would a dropdown with a multiple lower than history be a more likely scenario or could you just help us do thought process how we look at the different support options?

(A - Gary R. Heminger): And Brain, this is Gary. That is certainly one of the options that we would have and let me be clear. I have some questions earlier this morning on dropping down, now we’re giving some guidance that we may dropdown as early as 2016, it has nothing to do with organic growth rate inside of MarkWest nor the organic growth rate inside of MPLX, it’s just all based on the yield that’s out in the marketplaces there. So those projects, and the run rate still is very good. But, a lower multiple is an option, either give backs, loans, intercompany loans, we have many, many different options. The most important thing that was is just a compelling business logic that in order to be able to grow MPLX, and in fact, in order to be able for MarkWest to be able to do those projects, going forward we need a strong sponsor and a strong balance sheet and the sponsor of MPLX is certainly in a great position with a very strong balance sheet in order to be able to do that.

(Q): And, even that your CapEx, pro forma CapEx plans don’t seem to have changed. How should we think about our projects being done at the MPLX level, versus MPC next year and then going forward, if we’re still in this, somewhere type of capital market environment?

(A): Well, we have said for some time that it would be our plan and we think it makes the most sense. Again now this is talking, I’m answering the question for MPLX. But, as we’ve talked to the sponsor of MPC, they could make sense to incubate a lot of projects inside MPC, be able to use their balance sheet and then, you monetize those and bring them into MPLX at the right time. So that shouldn’t use up all their capital in order to be able to grow the business. So we are certainly looking at that and I’ll ask Tim to, to add on to my statements.

(Q): Yeah, Gary I think that’s right. And Brian, maybe the most important part is that, there are tremendous amount of options to us available with the sponsorship relationship so, if it makes sense to fund things at the MPC level and potentially make it available to the partnership later, that could work, funding things at the partnership and potentially providing some intercompany funding or other arrangements of the sponsor could be an option. But in environments like these, we think there is a tremendous benefit to having a strong sponsor to have that level of flexibility. So, we’ll determine at the time what’s most appropriate. I think the important part for the partnership is that, our intent will be to not pass on very nice growth opportunities for it and we’ll figure out how to sort of make that work depending on the circumstance at the time.

(Q): So, a possible scenario would be that there would be no organic spending as related to MarkWest at MPLX next year, is a possibility with that, in those - that spending would be incubated entirely at MPC, is that a possibility?

(A): Well, again, we have again this morning affirmed the growth guidance. So, I think we will be very mindful that we deliver on those commitments with regard to the gross profile of the partnership. But again, we have a multitude of options in terms of how that growth is funded. Again, I think the, really the key is that, we do not want to pass on good growth opportunities that help to expand the infrastructure or help to deliver into markets where the producer customers could benefit or where there is a natural supply-demand imbalance that can be solved through a lot of the investments we make. So, again, we’ll solve that as we go, the market conditions that exist today make funding MLPs more challenging. And it’s exactly the environment, where you want to have a relationship that you can lean on in a very flexible way.

(Q): But Brian, it was certainly be our intention, continue on with organic projects, as Pam just outlined here, with Cornerstone Pipeline, our butane cavern and the projects that MarkWest has as we’ll review their budget right at the - after the vote is done, we would expect to continue on and have a very strong organic programs.

(Q): Appreciate the color. I’ll promise there is one more financing related question on - for the MPLX equity financing that you expect for next year with - would MPC be willing to take some of the LP units?

(A - Pamela K. M. Beall): Yeah, certainly. Well, Tim should answer that question and this is Pam, but we’ve actually demonstrated the...

(Q): Okay. Thanks very much.

Operator: Our next question comes from Kristina Kazarian from Deutsche Bank. Kristina, your line is open.

(Q - Kristina Kazarian): Good afternoon, guys.

(A - Pamela K. M. Beall): Hi, Kristina. I haven’t heard from you in a long time.

(Q - Kristina Kazarian): So on the organic growth side, which I know Pam you’re talking about the earlier. When I’m thinking about the upcoming Analyst Day, how much incremental, do you think there is going to be and I’m not asking for a project or you tell me what’s happening at the Analyst Day. But is the strategy to talk about projects that you’ve actually identified specifically in that $6 billion, $9 billion like Gary, I know you talked about the NGL - potential pipeline for NGLs and an alkylation unit. Is that going to be the strategy going forward to start outlining some of these things?

(A - Pamela K. M. Beall): Yes. It will be Kristina that’s going to be front and center for MPLX, the midstream part of our review investors that are investing is - really provide a little color around some of these opportunities…

(Q - Kristina Kazarian): I think that’ll be really helpful. And then on the NGL pipe, is that the Centennial project that MPC and EPD you are talking about and how should I be maybe be thinking about an update on that projects?

(A - Pamela K. M. Beall): Kristine, I would say that, we really are evaluating a number of options to get either to the East Coast or the Gulf Coast. I would say there are no fewer than three different options going east and probably about as many going to the Gulf Coast. So there are competing opportunities for valuating at the same time. Maybe able to give a little more color on that at this time that we have our Analyst Meeting. But like solving a lot of multiple 10 year programs at the same time, trying to figure out, which route might be the best and most economic.

(Q): And then did I hear correctly, that the proxy is likely going to be out today or tomorrow and then vote date would be actually prior to the Analyst Day?

(A): We’re effective today.

(Q): Yeah.

(A): We would expect to mail the proxy statement.

(A): And we’d expect the vote to be on a December the 1.

(Q): Okay, sounds great. I know you guys are using, I think Gary, you mentioned earlier, using proxy solicitor. Do you guys have…

(A): Yeah.

(Q): …any clue on, or you would have a sense yet on how many MWE shares are held on swap, or how you’re going to deal with that, which maybe like a newer concept that you got to deal within these types of votes for guys.

(A): We don’t have the percentage, Kristine, but we certainly have a game plan and are following that through as we speak.

(Q): Sounds great. Well, nice talking to you guys.

(A): Good talking to you Kristina.

Operator: Our next question comes from Jeremy Tonet from JPMorgan. Jeremy, your line is open.

(Q - Jeremy B. Tonet): Hello, good afternoon.

(A): Hi, Jeremy.

(A): Hi.
(Q - Jeremy B. Tonet): I just want to clarify a point that you had said earlier. Is it right that the MarkWest debt will be assumed by MPLX and you expect the credit ratings to be equalized with those of MPLX, did I catch that right?

(A): Yeah, that’s our expectation, Jeremy. This is the same. Nancy and I had a chance to visit with the agencies even before the transaction was announced and shared with them our plan and what the pro forma partnership would likely look like. They provided at that time a prospective affirm on the rating of MPLX and we would expect that upon confirmation of those would become actual ratings.

(Q - Jeremy B. Tonet): And great.

(A): Yeah. And so the - and our expectation would be that MPLX will assume all the debt of MarkWest and it will effectively be - become part of the new debt total.

(Q - Jeremy B. Tonet): Great. Thank you. And then just to confirm, I think you basically saying, as far as what you see with the combination now versus what you saw earlier in the summer when it was first proposed, there is no change as far as synergies or growth opportunities as you envisioned at that point, is strictly what you talk about today is really just a change in cost of capital and kind of back solving with that change to hit the growth target that you guys had outlined before, is that the way to think about it?

(A): I would say that’s spot on Jeremy.

(A): I would say if anything the more closely we’ve worked with MarkWest and more excited we are about the opportunities to pursue synergies across the value chain and the more excited we get about those opportunities.

(Q - Jeremy B. Tonet): Great. Thanks for that. And then, one last one. If I just look at the MPLX base operations. I look, this year quarter-by-quarter $64 million EBITDA first quarter, $71 million last quarter, $65 million this quarter, could you help us think through what some of the gives and takes for that moved the number around, it was a refinery turnarounds or what not in, what’s kind of a - how should we be thinking about what’s normalized quarterly rate for you guys at this point?

(A - Pamela K. M. Beall): Jeremy, one of the biggest factors that drive the volumes for MPLX are the sponsors’ operations. And so, as different plants go in and out of different kinds of maintenance, that will certainly have an impact on volume. And our sponsor does not give a forward look beyond a quarter when it comes to guidance around a maintenance activity, but that certainly is one of the biggest factors that influences the volume. And certainly, 2015 has been a good year for sponsor, there has been a less turnaround activity than prior year and that would impact both the crude and then the products pipelines.

One thing that we’ve talked about before is the fact that the sponsor has exports of refined products and that has moved some of the volume off the pipes, there is volume deficiency payments that support that as well. That certainly is one of the factors. And of course, this quarter in particular, there was 4.3 transaction related costs.

(A): Yeah. Jeremy, the other part on the cost side is that obviously the partnership, given its operations and geographic set up is subject to the seasonal fluctuations around when maintenance work can be conducted and when those costs are incurred. So, it’s - that will sort of vary throughout the course of the year and that is - that’s a contributor to some of that variation as well.

(Q - Jeremy B. Tonet): Okay, great. Thanks for the color. That’s it from me.

Operator: Our next question comes from Shneur Gershuni from UBS. Shneur, your line is open.

(Q - Shneur Z. Gershuni): Hi. Good afternoon, guys. I guess I’ll return to the financing questions again. I’m kind of curious, when you - in your comments about moving forward the dropdowns into 2016 and in providing the support for MPLX. You cite the higher yield of our cost of capital. And so forth, and I think you sort of answer this with respect to, to Jeremy. So, is it that the organic projects that you’re pursuing right now, the returns are lower as a result of the higher cost of capital with assumed equity issued at these levels, and just it sort of seems curious about the whole move to - to move the drops forward and so forth and - is anything delayed at all or returns of change, I was wondering if you can sort of talk to that a little bit?

(A): No, it’s all - as I said earlier on this year, it’s all yield driven. The organic projects are coming along find the capital budget, the timing of those projects is fine. We’re being very conservative as we look out into the next few years, as the entire industry, and I reiterate what I said this morning that, I believe when you look at MPLX is being - if not the top, one of the top growth profile MLPs in the business. So we’re taking a G&P business combining it with a very, very high growth dropdown story, and at the end of the day everything is going to be measured on how much EBITDA you have and how fast you can grow. And we’ve reaffirmed guidance, so we’re being conservative to say looking at this new yield environment, conservative on how we see the timing possibly coming into 2016 of a dropdown, but at the end of the day it all depends on where the yield moves, and we are very confident that in our story very confident in the growth profile we put forward, but I’m also confident that the, the market will start value this combination like it should be valued and that significantly less of a yield than we’re saying today.

(Q): I guess where I get a bit confused here is you know I assume a project that’s 50% debt, 50% equity and you’re basically saying the cause of equity has almost doubled or has gone up quite a bit over the last a little bit, but I assume that some of these projects that you’re thinking about where MarkWest generated projects and their yields was always higher initially. And so I guess that’s where I’m confused about is that you’re expecting excess returns there, the IRRs was supposed to be higher there, now a little bit lower because of the units, that’s sort of the angle I guess I’m approaching it from?

(A - Timothy T. Griffith): Yeah, Shneur, this is Tim. I mean again rather the projects or organic or dropdown I mean the yield environment impacts the funding of those projects in either case. So I think the - as Gary said, I mean the big change that we've seen from the time of the transaction was announced that, is that in an overall higher yield environment obviously there is the amount of units put out to fund any single dollar growth grows in that it just sort of changes the perspective on what's required to fund any given level of distribution growth. So it’s far less a function of the underlying organic projects themselves and more about just how they get funded rather organic or otherwise.

(Q): Okay.

(A - Pamela K. M. Beall): Just to add to that, we’re very disappointed with where the units are trading, both MarkWest and MPLX and we think that once we get past the vote, we are very similarly traded, once we get past the vote and begin to deliver what we've said will deliver that we would expect that the yield will improve, but the guidance really is based on what we see today and the fact that the yields are much higher than where we think they deserve to be. We think that this combined company deserves to trade at a much lower yield and where we believe that it will.

(Q): Okay. And one of your other response is, you had mentioned potentially the use of intercompany loans and so forth. I mean does it make sense from a tax perspective to build organically 100% in MPLX [indiscernible] gains and potentially using our intercompany loans. I mean is that kind of an approach that you’re thinking about when you talk about supporting organically?

(A): Well, those are both options that are on the table. I mean again the amount of the flexibility that’s afforded by a sponsor that could support that activity is fantastic either in the form of incubation, in the form of direct equity investment in the partnership, in any other financing structure that makes sense. This is a market environment that obviously is far less attractive to raise money than it was even six months ago, but with the sponsor, we’ve got lots of options and intercompany funding with the incubated projects is certainly one of things that would be an option for us.

(Q): Okay. And finally I think Pam had just mentioned that you obviously are disappointed with the performance of the units. On a dropdown, would it make sense from an MPC perspective to take back a 100% of the units because you see an upside in the future and so forth. Is that sort of, how we should think about some of the support mechanisms you’re thinking about?

(A): That’s a great example of the type of the flexibility that we could take advantage of in this market environment.

(Q): Perfect. Thanks a lot guys.

(A): Thank you.

Operator: Our next question comes from Faisel Khan from Citigroup. Faisel your line is open.

(Q - Faisal Khan): Yeah. Hi, it’s Faisal from Citi. Just a couple of the questions. Just on the Centennial, I just want to make sure I understood is that - is there any potential EBITDA from the Centennial in the backlog that you guys have previously disclosed in the past?

(A - Pamela K. M. Beall): No.

(Q - Faisal Khan): Okay.

(A - Pamela K. M. Beall): No, that’s the - that would be a future opportunity that would not be in the backlog.

(Q - Faisal Khan): Okay, okay. Understood. And then is it right to - is it fair to say that the line is basically not earning anything, it’s completely idle right now?

(A): It is an idle line today.

(Q): Okay. Is any decision around Centennial, sort of does it - is it sort of mutually exclusive of what you guys decided to do or potentially decided to do with Capline or is it - I mean - are there any decisions that are related to the Capline that could influence what you do in Centennial?

(A):There is no new decision - new decision around cap line. It’s - I wouldn’t say it’s mutually exclusive if some day Capline were to flow north to south, Centennial could play in the south to north solution, if that were to happen, but I would expect that we’ll have another solution for Centennial probably long before Capline will be reversed.

(Q): Okay. It makes sense. And just on SAX and Sandpiper, so I think SAX is supposed to come online in - before the end of this year, and Sandpiper comes online in 2017. So, how does the crude volumes work? I mean, I think initially SAX and Sandpiper were sort of slated to move Bakken into your refining system, is now just going to be substituted for Canadian crude right now and then eventually moved to Bakken. How do you envision sort of that - that sort of dynamic playing out?

(A): Go ahead, Don?

(A - Donald C. Templin): Yeah, Faisal. The right now the - before Sandpiper comes on stream, I mean, we’re going to have a combination of multiple crudes that would come down SAX and that would include North Dakota, but it also include Canadians including heavy Canadian. So, early on between the next year or two, we would expect that there would be sort of multiple feeders to that pipeline, and then when we get to Sandpiper - and it’s in operation that you run into a situation where you just have more options in terms of what types of crude that you’re going to feed through SAX, but we’re very confident in terms of that production profile in Bakken, right now, I want to say that production sort of 1.1 million barrels a day to 1.2 million barrels a day, more than half of that is taken away by rail capacity. So there’s clearly opportunities for a good pipeline or a project such as sSndpiper that not only will be good for MPC but it will be very good for MPLX because that’s the type of investment that would be incubated at MPC and then move into MPLX over time.

(Q): Okay. Got you. And then, just thinking about sort of the credit capacity at MPLX, it’s expected another dropdown outside of MarkWest. Do you guys have excess capacity in the balance sheet of MPLX that take another dropdown without issuing units or what - how does the - how is the partnership structure right now?

(A): Well, Faisal, what we’ve indicated and we will sort of commit to over time is that we’re going to maintain an investment grade credit profile for the partnership. For - or how we’ve thought about that, that represents about a 4 times run rate EBITDA leverage ratio.

(Q): Sure.

(A): So you saw where we reported here for the quarter, it’s 3.1 times, so there clearly is some additional leverage capacity from where we sit today and obviously to the extent there was another drop. I think, our intention would be to move the leverage up to what we think that long-term run rate level would be first, and then issue equity or take back units or use whatever tool we needed to fund the difference.

(Q): Okay. Got you. I was just trying to understand how much spark you have in the balance sheet. So it does sound like you have some room to maneuver.

(A): We do, absolutely. Now remember that obviously on a combined basis, we will target that same leverage ratio and I think where the MarkWest partnership is right now, there is - it’s probably higher than where that level is. So we’ll look to bring it down over time and manage that profile. So…

(Q): Okay.

(A): …some capacity exist now, but I would say, it gets sort of filled up pretty quickly on the combination.

(Q): Okay, it makes sense. Thanks for the time, guys. I appreciate it.

(A): Yeah.

Operator: Our next question comes from John Edwards from Credit Suisse. John, your line is open.

(Q - John Edwards): Yeah, thanks, hi everybody. Just couple of follow-ups of what’s been asked. Just you were talking about returns on projects, separate from the financing decision and just to confirm then. Have you seen any changes in the returns on your project profile, given the market environment we’re in?

(A): Well, I think it’s only appropriate for us to talk about the MPLX projects at this point. But, for the MPLX projects, I mean given that some of the costs have actually come in a lower than we originally expected, I would say that’s a positive trend for the returns.

And they’re structured in way that MPC is going to continue to be the primary shipper on a lot of these projects. So we’re highly confident in our ability to complete the projects and deliver the kind of returns that you would expect for these type of assets.

(A): And probably the other thing John, to really keep in back of your mind, if you look at other assets that are available in the marketplace, still pretty strong demand for high quality assets, and the multiples that are being garnered in the marketplace, still suggest that there is a requirement for some real high quality assets. So I think organic projects from the MPLX side as Pam said, are doing fine. But you also needed to step back from a - look what’s going on around the industry and it still appears to be robust.

(A): And I will just make one observation, I guess, this is our observation of the opportunities for MarkWest in the Utica and Marcellus. In the Utica and Marcellus, as Gary mentioned earlier, continued to take share from other basins. And that happens because it is one of the best shale plays in the country, if not the world. And it is going to continue to an area where producers will want put capital to work. And that means there is going to continue to be growth and infrastructure needed to support of that development. And as we said MarkWest continues to expect $1.5 billion a year on average of capital to be deployed and lot of that is in Utica and Marcellus, but we think, it just a terrific opportunity, if people are concerned about growth, they should not be concerned about opportunity for growth in Utica and Marcellus. And that is the area where people are going to shift their capital.

So, I think that the investors are not really differentiating between those MPLs that are in really traffic sweet spots like MarkWest. And those who maybe have a greater exposure to other shale plays where the growth may not be as robust. So, we continue to be very bullish about the prospects and the opportunities for growth for MarkWest in the Utica and Marcellus and in our opportunity to help be a solution provider to help move NGLs out that basin, new demand for the NGLs in the Marcellus and Utica region.

(Q): That’s really helpful. And just, as a follow-up to that. Are you seeing any kind of a shift in the mix of the kind of assets, say, more maybe more on pipelines, say relative to gas plants or vice versa of that kind of thing?

(A - Pamela K. M. Beall): No, again, I think in terms of the expectations, everything is going to be needed. All those assets are going to be required.

(Q): Okay. And then just remind me and if you commented on this earlier, I jumped on a little bit late, so forgive me on that. But just what’s the dropdown EBITDA available now at MPC to MPLX?

(A - Pamela K. M. Beall): We estimated that at $1.6 billion.

(Q): $1.6 billion. Okay. And has there - that’s there has been no change to that irrespective of the commodity price environment and so that’s …

(A - Pamela K. M. Beall): No.

(A): If anything, that’s increased a little bit.

(Q): Okay. And then just following on that, so you’re indicating you may push forward a little bit the drop you’re talking about 2017 as that the dropping down you may push some of that in the 2016 depending on how the combination works that kind of things, is that a correct understanding?

(A): Yes. That’s one of the possibilities, right.

(Q): Okay. Great. Thanks for that. Okay. That’s all.

(A): As you - John, as you fell out your coverage on us and gets your model, that all become apparent.

(Q): Yes. Okay. Thank you very much.

Operator: Our next question comes from Tim Schneider from Evacore. Tim you’re line is open.

(Q - Tim Schneider ): Hey, thanks, guys. I had a follow-up question from something that was said in the call this morning. So you said and I get this in your base case assumption. That if the deal doesn’t go through, kind of goes back to MPLX 101. So I just want to make sure I think about this right way, so does this basically mean, look, these are the deal terms, you can either take them or we leave them, we’re willing to talk about some IDR waivers, some lower drops in 2016 or do you think there’s some room for those deal terms to change, the initial deal terms ahead of that both.

(A): You heard my responses this morning very clearly. [Edited to add for context: Well, Chi, I believe this deal is still very, very compelling. We've already -- I think the biggest and most positive action, we announced today when we reaffirmed guidance. But you just step back and look at the strength of MPC's balance sheet, MPLX's balance sheet, the financial position we're in -- it bodes very well to take this combination, which I think sets us up on a pedestal as the best combination in the business going forward. And we feel it's a compelling enterprise. We have a number of options that I already talked about. And we believe, in effect -- we think today, tomorrow, we will go effective with a proxy, and it will be sent out shortly.]

(Q): Okay. Got it. Thank you.

Operator: We have no further questions at this time. I would now turn the call back over to Geri Ewing for closing remarks.

((Geri Ewing, Director-Investor Relations))

Thank you for joining us today and thank you for your interest in MPLX. Should you have additional questions or would like clarification on any of the topics we discussed this afternoon, Teresa Homan and I will be available to take your calls. Thank you.

Operator: Thank you, ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may now disconnect.

This call has completed.